Pricing supplement no. 675
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 17-III dated January 11, 2007

Registration Statement No. 333-130051
Dated September 10, 2007
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $3,000,000 Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index due September 17, 2010

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 17, 2010*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who believe that both the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index will appreciate over the term of the notes. Investors should be willing to forgo interest and dividend payments and any additional appreciation related to the outperformance of one Index as compared to the other Index as well as any appreciation in excess of the Maximum Return of 54.90%, while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on September 10, 2007 and are expected to settle on or about September 13, 2007.

Key Terms

Indices: The Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index (each an "Index," and together, the "Indices").

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return. If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Lesser Index Return multiplied by 200%, which we refer to as the Participation Rate, subject to the Maximum Total Return on the notes of 54.90%. For example, if the Lesser Index Return is more than 27.45%, you will receive the Maximum Total Return on the notes of 54.90%, which entitles you to the maximum payment of $1,549 for each $1,000 principal amount note that you hold. Accordingly, if the Lesser Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Lesser Index Return} \times \text{Participation Rate})]$$

If the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, at maturity you will receive a cash payment equal to your principal amount.

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Lesser Index Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero or greater than the Maximum Return.

Maximum Return: 54.90% (or $549 per $1,000 principal amount note).

Participation Rate: 200%

Index Return:
$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: For each Index, the Index closing level on the pricing date, which was 15764.97 for the Nikkei 225 Index and 4136.45 for the Dow Jones EURO STOXX 50® Index.

Ending Index Level: For each Index, the arithmetic average of the Index closing levels on each of the four Ending Averaging Dates.

Ending Averaging Dates*: August 24, 2010, August 31, 2010, September 7, 2010 and September 14, 2010*

Lesser Index Return: The lesser of the Index Return of the Nikkei 225 Index and the Index Return of the Dow Jones EURO STOXX 50® Index.

Lesser Performing Index: The Index with the Lesser Index Return.

Maturity Date: September 17, 2010*

CUSIP: 48123J4U0

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 17-III.

Investing in the Lesser Index Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 17-III and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 17-III and this pricing supplement if you so request by calling toll-free 866-535-9248. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$27.20	$972.80
Total	$3,000,000	$81,600	$2,918,400

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $27.20 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $15.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-31 of the accompanying product supplement no. 17-III.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 10, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 17-III dated January 11, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated September 7, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including the term sheet related hereto dated September 5, 2007, preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 17-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 17-III dated January 11, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000109/e26018_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold your notes to maturity regardless of the performance of the Indices. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Lesser Index Return x 200% (the Participation Rate), but this additional payment will not be less than zero or greater than $549 per $1,000 principal amount note, which reflects the Maximum Return of 54.90% on the notes.

- **DIVERSIFICATION OF THE INDICES** — The return on the notes is linked to the Lesser Performing Index which will be either the Nikkei 225 Index or the Dow Jones EURO STOXX 50® Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and therefore are among the most actively traded on that exchange. The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbun, Inc. The name was changed on January 1, 2007. "Nikkei," "Nikkei 225" and "Nikkei Stock Average" are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information on each Index, see the information set forth under "The Nikkei 225 Index " and "The Dow Jones EURO STOXX 50® Index" in the accompanying product supplement no. 17-III.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 17-III. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE —** We have determined that the "comparable yield" is an annual rate of 5.00%, compounded semiannually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 note consists of a single payment at maturity, equal to $1,160.51.
  Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
September 13, 2007 through December 31, 2007...........................	$14.86	$14.86
January 1, 2008 through December 31, 2008...........................	$51.38	$66.24
January 1, 2009 through December 31, 2009...........................	$53.98	$120.22
January 1, 2010 through September 17, 2010...........................	$40.29	$160.51

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 17-III dated January 11, 2007.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Lesser Performing Index, and will depend on whether, and the extent to which, the Lesser Index Return is positive. The two Indices' respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of equities across diverse markets over the term of the notes. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE LESSER INDEX RETURN IS ZERO OR NEGATIVE.
- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 54.90%, regardless of the appreciation in the Lesser Performing Index, which may be significant.
- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in each Index individually, the stocks composing the Indices or contracts related to the Indices. If the Lesser Index Return is not positive, the Additional Amount will be zero. This will be true even if the Index Return for only one Index is positive, or if the Lesser Performing Index's closing level was higher than its Initial Index Level at some time during the life of the notes but later falls below its Initial Index Level.
- **THE CALCULATION OF THE INDEX RETURN USING WEEKLY AVERAGING DURING THE LAST MONTH OF THE TERM OF THE NOTES COULD LIMIT RETURNS** — Your ability to participate in the appreciation of the Lesser Performing Index may be limited to the weekly averaging during the last month of the term of the notes used to calculate the Index Return, especially if there is a significant decrease in the level of the Lesser Performing Index during the latter portion of the term of the notes or if there is significant volatility in the Index closing levels of the Lesser Performing Index during the term of the notes. Accordingly, you may not receive the benefit of full appreciation of the Index between each of the Ending Averaging Dates or between the pricing date and the final Ending Averaging Date.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities composing either the Nikkei 225 Index or the Dow Jones EURO STOXX 50® Index would have.
- **YOUR RETURN ON THE NOTES IS LINKED TO THE LESSER PERFORMING INDEX** — Your return on the notes will be determined by the Lesser Performing Index, and therefore, the notes may not return more than the applicable principal amount of your investment even if the Ending Index Level of one of the two Indices is above its respective Initial Index Level.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing each of the Indices are denominated, although any currency fluctuations could affect the performance of either or both of the Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in each Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying each Index;
  - the expected positive or negative correlation between the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index, or the expected absence of any such correlation;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the U.S. dollar, the Japanese yen and the European Union euro; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount equal to zero) for a $1,000 principal amount note for a hypothetical range of performance for the Lesser Index Return from -100% to +80%. **The following table assumes that the Lesser Performing Index used to calculate the Ending Index Level will be the Dow Jones EURO STOXX 50® Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for the purposes of calculating your return on the notes at maturity.** The following table also assumes a hypothetical Initial Index Level of 4300 for the Lesser Performing Index and reflects the Maximum Return of 54.90%, or $549 per $1,000 principal amount note and the Participation Rate of 200%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table on the following page have been rounded for ease of analysis.

Lesser Performing Index Ending Index Level	Lesser Index Return	Lesser Index Return x Participation Rate (200%)	Additional Amount		Principal		Payment at Maturity
7740.00	80.00%	54.90%	$549	+	$1,000	=	$1,549
7310.00	70.00%	54.90%	$549	+	$1,000	=	$1,549
6880.00	60.00%	54.90%	$549	+	$1,000	=	$1,549
5590.00	30.00%	54.90%	$549	+	$1,000	=	$1,549
5480.35	27.45%	54.90%	$549	+	$1,000	=	$1,549
5375.00	25.00%	50.00%	$500	+	$1,000	=	$1,500
5160.00	20.00%	40.00%	$400	+	$1,000	=	$1,400
4730.00	10.00%	20.00%	$200	+	$1,000	=	$1,200
4515.00	5.00%	10.00%	$100	+	$1,000	=	$1,100
4386.00	2.00%	4.00%	$40	+	$1,000	=	$1,040
4343.00	1.00%	2.00%	$20	+	$1,000	=	$1,020
4300.00	**0.00%**	**0.00%**	**$0**	**+**	**$1,000**	**=**	**$1,000**
3870.00	-10.00%	0.00%	$0	+	$1,000	=	$1,000
3440.00	-20.00%	0.00%	$0	+	$1,000	=	$1,000
3010.00	-30.00%	0.00%	$0	+	$1,000	=	$1,000
2580.00	-40.00%	0.00%	$0	+	$1,000	=	$1,000
2150.00	-50.00%	0.00%	$0	+	$1,000	=	$1,000
1720.00	-60.00%	0.00%	$0	+	$1,000	=	$1,000
1290.00	-70.00%	0.00%	$0	+	$1,000	=	$1,000
860.00	-80.00%	0.00%	$0	+	$1,000	=	$1,000
430.00	-90.00%	0.00%	$0	+	$1,000	=	$1,000
0.00	-100.00%	0.00%	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Index increases from its Initial Index Level of 4300 to an Ending Index Level of 4515. Because the Lesser Performing Index's Ending Index Level of 4515 is greater than its Initial Index Level and the Lesser Index Return of 5% multiplied by 200% does not exceed the Maximum Return of 54.90%, the Additional Amount is equal to $100 and the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(4515\text{-}4300)/4300] \times 200\%) = \$1,100$$

Example 2: The level of the Lesser Performing Index decreases from its Initial Index Level of 4300 to an Ending Index Level of 3870. Because the Lesser Performing Index's Ending Index Level of 3870 is lower than its Initial Index Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Lesser Performing Index increases from its Initial Index Level of 4300 to an Ending Index Level of 5590. Because the Lesser Performing Index's Ending Index Level of 5590 is greater than its Initial Index Level and the Lesser Index Return of 30% multiplied by 200% is greater than the Maximum Return of 54.90%, the Additional Amount is equal to the Maximum Return of $1,549 and the investor receives a payment at maturity of $1,549 per $1,000 principal amount note.

Historical Information

The following graphs show the historical weekly performance of the Nikkei 225 Index from January 4, 2002 through September 7, 2007 and the historical weekly performance of the Dow Jones EURO STOXX 50® Index from January 4, 2002 through September 7, 2007. The Index closing level of the Nikkei 225 Index on September 10, 2007 was 15764.97. The Index closing level of the Dow Jones EURO STOXX 50® Index on September 10, 2007 was 4136.45. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any Ending Averaging Date. We cannot give you assurance that the performance of the Indices will result in a payment at maturity of more than the principal amount of your notes.





JPMorgan Structured Investments —
Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index

PS- 4